# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EON RESOURCES INC., CIK 0001842556
CUSIP: 40472A102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3730 KIRBY DRIVE, SUITE 1200, HOUSTON, Texas (TX), 77098
Date of event which requires filing of this statement: 09/09/2025
Filed by CIK 0002001635
Persons authorized to receive notices and communications: Kirk Pogoloff, c/o Pogo Royalty, LLC, 3879 Maple Avenue, Suite 400, Dallas, Texas (TX), 75219, (214) 871-6812; Bryan Henderson, Baker Botts L.L.P., 2001 Ross Avenue, Suite 900, Dallas, Texas (TX), 75201, (214) 953-6744

## Reporting persons
- Pogo Royalty, LLC (CIK 0002001635): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (5.03% of the class)
  Comment: For Boxes 8, 10 and 11, Pogo Royalty, LLC, a Texas limited liability company ("Pogo Royalty"), directly holds 2,000,000 shares of Class A Common Stock of the Issuer (such shares of Class A Common Stock, the "Reported Securities").
  
  For Box 13, calculated based on an assumed combined total of 39,725,057 shares of common stock outstanding, which consist of (i) 38,225,057 shares of Class A Common Stock outstanding as of September 9, 2025, as reported on the Issuer's Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on September 5, 2025 and (ii) 1,500,000 shares of Class A Common Stock issued to Pogo Royalty on September 9, 2025.
- CIC Pogo LP (CIK 0002001871): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (5.03% of the class)
  Comment: For Boxes 8, 10 and 11, CIC Pogo LP, a Delaware limited partnership ("CIC Pogo"), is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote to Boxes 8, 10 and 11 on Page 1 above). Therefore, CIC Pogo may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC Pogo is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any other purpose.
  
  For Box 13, calculated based on an assumed combined total of 39,725,057 shares of common stock outstanding, which consist of (i) 38,225,057 shares of Class A Common Stock outstanding as of September 9, 2025, as reported on the Issuer's Schedule 14A filed with the Commission on September 5, 2025 and (ii) 1,500,000 shares of Class A Common Stock issued to Pogo Royalty on September 9, 2025.
- CIC IV GP LLC (CIK 0002001810): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (5.03% of the class)
  Comment: For Boxes 8, 10 and 11, CIC IV GP LLC, a Delaware limited liability company ("CIC GP"), is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote to Boxes 8, 10 and 11 on Page 1 above). Therefore, CIC GP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC GP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13, calculated based on an assumed combined total of 39,725,057 shares of common stock outstanding, which consist of (i) 38,225,057 shares of Class A Common Stock outstanding as of September 9, 2025, as reported on the Issuer's Schedule 14A filed with the Commission on September 5, 2025 and (ii) 1,500,000 shares of Class A Common Stock issued to Pogo Royalty on September 9, 2025.
- CIC Partners Firm LP (CIK 0002001877): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (5.03% of the class)
  Comment: For Boxes 8, 10 and 11, CIC Partners Firm LP, a Delaware limited partnership ("CIC Firm LP"), is the sole member of CIC GP, which is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote to Boxes 8, 10 and 11 on Page 1 above). Therefore, CIC Firm LP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC Firm LP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13, calculated based on an assumed combined total of 39,725,057 shares of common stock outstanding, which consist of (i) 38,225,057 shares of Class A Common Stock outstanding as of September 9, 2025, as reported on the Issuer's Schedule 14A filed with the Commission on September 5, 2025 and (ii) 1,500,000 shares of Class A Common Stock issued to Pogo Royalty on September 9, 2025.
- CIC Partners Firm GP LLC (CIK 0002001872): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (5.03% of the class)
  Comment: For Boxes 8, 10 and 11, CIC Partners Firm GP LLC, a Delaware limited liability company ("CIC Firm GP"), is the general partner of Firm LP, which is the sole member of CIC GP, which is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote to Boxes 8, 10 and 11 on Page 1 above). Therefore, CIC Firm GP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC Firm GP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13, calculated based on an assumed combined total of 39,725,057 shares of common stock outstanding, which consist of (i) 38,225,057 shares of Class A Common Stock outstanding as of September 9, 2025, as reported on the Issuer's Schedule 14A filed with the Commission on September 5, 2025 and (ii) 1,500,000 shares of Class A Common Stock issued to Pogo Royalty on September 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: EON RESOURCES INC.
Address of issuer's principal executive offices: 3730 KIRBY DRIVE, SUITE 1200, HOUSTON, Texas (TX), 77098
Comment:
EXPLANATORY NOTE

This Amendment No. 4 ("Schedule 13D Amendment No. 4") to Schedule 13D is filed jointly by Pogo Royalty, LLC, a Texas limited liability company ("Pogo Royalty"), CIC Pogo LP, a Delaware limited partnership ("CIC Pogo"), CIC IV GP LLC, a Delaware limited liability company ("CIC GP"), CIC Partners Firm LP, a Delaware limited partnership ("CIC Firm LP"), and CIC Partners Firm GP LLC, a Delaware limited liability company ("CIC Firm GP", and, together with Pogo Royalty, CIC Pogo, CIC GP and CIC Firm LP the "Reporting Persons") with respect to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of EON Resources Inc., a Delaware corporation (the "Issuer" or the "Company"), pursuant to their Joint Filing Agreement dated as of November 24, 2023. This Schedule 13D Amendment No. 4 hereby amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on November 24, 2023 (as amended to date, this "Schedule 13D"). Except as specifically set forth herein, this Schedule 13D Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Schedule 13D Amendment No. 4 have the meanings assigned thereto in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented to include the following information.

As previously reported, on February 10, 2025, the Company entered into that certain Purchase, Sale, Termination and Exchange Agreement (the "PSTE Agreement"), by and among the Company, HNRA Upstream, LLC, a Delaware limited liability company, which is managed by, and is a subsidiary of, the Company ("OpCo"), HNRA Partner, Inc., a Delaware corporation, which is a wholly owned subsidiary of OpCo ("SPAC Subsidiary"), HNRA Royalties, LLC, a Delaware limited liability company, which is a wholly owned subsidiary of the Company ("HNRA Royalties"), CIC Pogo, DenCo Resources, LLC, a Texas limited liability company ("DenCo"), Pogo Resources Management, LLC, a Texas limited liability company ("Pogo Management"), 4400 Holdings, LLC, a Texas limited liability company ("4400"), and Pogo Royalty.

Pursuant to the PSTE Agreement, the Company agreed to purchase a 10% overriding royalty interest in existing leases and wells in the Grayburg Jackson Field (the "ORRI") from Pogo Royalty for $14,000,000 (the "ORRI Purchase Price"), payable in cash at the closing of the transactions contemplated by the PSTE Agreement (the "Closing"). In addition, Pogo Royalty agreed to waive all outstanding interest accrued under the promissory note in the aggregate principal amount of $15,000,000 issued to Pogo Royalty (the "Seller Note"), reduce the outstanding principal amount of the Seller Note to $8,000,000 and settle and discharge the Seller Note in exchange for the payment of $8,000,000 in cash. Pogo Royalty further agreed to assign and transfer the 1,500,000 preferred units of OpCo (the "OpCo Preferred Units"), which were convertible into Class B common units of OpCo and shares of Class B common stock of the Company on November 15, 2025 at a ratio equal to the quotient of $20 divided by the average of the daily VWAP of the Company's Class A Common Stock, during the five trading days prior to conversion, and thereafter were exchangeable for shares of Class A Common Stock on a one-to-one basis, to OpCo in exchange for the issuance by the Company of 3,000,000 shares of Class A Common Stock (the "Share Consideration") at the Closing. The foregoing description of the PSTE Agreement is not complete and is qualified in its entirety by reference to the copy thereof filed as Exhibit 2.1 hereto, which is incorporated herein by reference.

On June 2, 2025, the Company entered into an Amendment No. 1 to the PSTE Agreement ("Amendment No. 1") whereby the outside date was extended to 5:00 p.m. Central Time on June 6, 2025. On June 6, 2025, the Company entered into an Amendment No. 2 to the PSTE Agreement ("Amendment No. 2") whereby the outside date was extended to 5:00 p.m. Central Time on June 13, 2025. On June 13, 2025, the Company entered into an Amendment No. 3 to the PSTE Agreement ("Amendment No. 3") whereby, among other things, (i) the outside date was extended to 5:00 p.m. Central Time on September 15, 2025, (ii) the ORRI Purchase Price was reduced from $14,000,000 to $13,500,000, (iii) the Share Consideration was reduced from 3,000,000 shares of Class A Common Stock to 1,500,000 shares of Class A Common Stock (the "Final Share Consideration") and (iv) Pogo Royalty agreed to reduce the outstanding principal amount of the Seller Note from $8,000,000 to $7,000,000 and settle and discharge the Seller Note in exchange for the payment of $7,000,000 in cash.

On September 9, 2025, the Company entered into an Amendment No. 4 to the PSTE Agreement ("Amendment No. 4") whereby (i) the ORRI Purchase Price was increased from $13,500,000 to $13,675,000, payable in cash at Closing (the "Final ORRI Purchase Price"), and (ii) the effective date of the transfer of the ORRI was changed from the first day of the month after the Closing occurs to the first day of the month in which the Closing occurs.

Further, on September 9, 2025, the Company entered into a Preferred Unit Exchange Agreement (the "PUEA"), by and among the Company, OpCo and Pogo Royalty. Pursuant to the PUEA, (i) the Company issued the Final Share Consideration to Pogo Royalty; and (ii) Pogo Royalty transferred, conveyed and assigned the OpCo Preferred Units to the Company.

In addition, on September 9, 2025, the Closing occurred and the Company and Pogo Royalty consummated the transactions contemplated by the PSTE Agreement, including: (i) the Company paid the Final ORRI Purchase Price to Pogo Royalty in cash; (ii) the Company paid $7,000,000 in cash to Pogo Royalty for discharge and termination of the Seller Note; and (iii) Pogo Royalty transferred and conveyed the ORRI to the Company, effective as of September 1, 2025.

Copies of the PSTE Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and the PUEA are attached hereto as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, and 2.6, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and the PUEA are subject to, and qualified in their entirety by, such documents.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows.

The information set forth in Item 3 and Item 5 of this Schedule 13D is hereby incorporated by reference. Pogo Royalty entered into and consummated the transactions contemplated by the PSTE Agreement in order to liquidate its investment in the Seller Note and OpCo Preferred Units. As described in Item 3, the principal consideration received was cash, but Pogo Royalty also received the Final Share Consideration and continues to hold 500,000 shares of Class A Common Stock previously received as described in this Schedule 13D and the prior amendments hereto. As of the Closing, the Reporting Persons hold all shares of Class A Common Stock solely for investment purposes. The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. Depending upon market conditions and other factors that they may deem relevant, the Reporting Persons or their affiliates may seek to sell or otherwise dispose of some or all of the Issuer's securities or financial instruments owned from time to time, in each case, in open market or private transactions, block sales or otherwise.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows.

The information contained on the cover pages and Item 3 to this Schedule 13D is incorporated herein by reference.

The information relating to the beneficial ownership of the Class A Common Stock as of September 9, 2025, by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. As of September 9, 2025, the Reporting Persons beneficially owned 2,000,000 shares of Class A Common Stock of the Issuer. Such number of shares represents 5.03% of the shares of Class A Common Stock outstanding based on a combined total of 39,725,057 shares of Class A Common Stock outstanding. This combined total of Class A Common Stock outstanding of the Company consists of (i) 38,225,057 shares of Class A Common Stock outstanding as of September 9, 2025, as reported on the Company's Schedule 14A filed with the U.S. Securities and Exchange Commission on September 5, 2025, and (ii) 1,500,000 shares of Class A Common Stock issued to Pogo Royalty on September 9, 2025.

Pogo Royalty directly holds 2,000,000 shares of Class A Common Stock (such shares of Class A Common Stock, the "Reported Securities"). CIC Pogo, in its capacity as the controlling member of Pogo Royalty, has the ability to direct the management of Pogo Royalty's business regarding the vote and disposition of securities held by Pogo Royalty; therefore for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), CIC Pogo may be deemed to have indirect beneficial ownership of the Reported Securities owned by Pogo Royalty. CIC GP, in its capacity as general partner of CIC Pogo, has the ability to direct the management of CIC Pogo's business regarding the vote and disposition of securities held by Pogo Royalty; therefore for the purposes of Rule 13d-3 promulgated under the Exchange Act, CIC GP may be deemed to have indirect beneficial ownership of the Reported Securities owned by Pogo Royalty. CIC Firm LP, in its capacity as sole member of CIC GP, has the ability to direct the management of CIC GP's business regarding the vote and disposition of securities held by Pogo Royalty; therefore for the purposes of Rule 13d-3 promulgated under the Exchange Act, CIC Firm LP may be deemed to have indirect beneficial ownership of the Reported Securities owned by Pogo Royalty. CIC Firm GP, in its capacity as general partner of CIC Firm LP, has the ability to direct the management of CIC Firm LP's business regarding the vote and disposition of securities held by Pogo Royalty; therefore for the purposes of Rule 13d-3 promulgated under the Exchange Act, CIC Firm GP may be deemed to have indirect beneficial ownership of the Reported Securities owned by Pogo Royalty.

The filing of this statement shall not be construed as an admission by any Reporting Person that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
Transactions in the class effected during the past sixty days: The information provided or incorporated by reference in Item 3 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented to include the following information.

The information contained in Item 3 and Item 5 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Number Description

2.1 Purchase, Sale, Termination and Exchange Agreement, by and among the Company, OpCo, SPAC Subsidiary, HNRA Royalties, Pogo Royalty, CIC, DenCo, Pogo Management, and 4400 dated February 10, 2025 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed with the Commission on February 13, 2025).

2.2 Amendment No. 1 to Purchase, Sale, Termination and Exchange Agreement by and among the Company, OpCo, SPAC Subsidiary, HNRA Royalties, Pogo Royalty, CIC, DenCo, Pogo Management, and 4400 dated June 2, 2025 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed with the Commission on June 17, 2025).

2.3 Amendment No. 2 to Purchase, Sale, Termination and Exchange Agreement by and among the Company, OpCo, SPAC Subsidiary, HNRA Royalties, Pogo Royalty, CIC, DenCo, Pogo Management, and 4400 dated June 6, 2025 (incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K, filed with the Commission on June 17, 2025).

2.4 Amendment No. 3 to Purchase, Sale, Termination and Exchange Agreement by and among the Company, OpCo, SPAC Subsidiary, HNRA Royalties, Pogo Royalty, CIC, DenCo, Pogo Management, and 4400 dated June 13, 2025 (incorporated by reference to Exhibit 2.3 of the Company's Current Report on Form 8-K, filed with the Commission on June 17, 2025).

2.5* Amendment No. 4 to Purchase, Sale, Termination and Exchange Agreement by and among the Company, OpCo, SPAC Subsidiary, HNRA Royalties, Pogo Royalty, CIC, DenCo, Pogo Management, and 4400 dated September 9, 2025.

2.6* Preferred Unit Exchange Agreement by and among the Company, OpCo, and Pogo Royalty dated September 9, 2025.

104 Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed herewith.

## Signatures
- Pogo Royalty, LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (09/11/2025)
- CIC Pogo LP: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (09/11/2025)
- CIC IV GP LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (09/11/2025)
- CIC Partners Firm LP: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (09/11/2025)
- CIC Partners Firm GP LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (09/11/2025)